Exhibit 99.2

Autohome Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE: ATHM and SEHK: 2518)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 23, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Autohome Inc. (the “Company”) will be held at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China, on June 23, 2022 at 3 p.m. (local time).

The board of directors of the Company has fixed the close of business on May 27, 2022 (Hong Kong time) and the close of business on May 27, 2022 (New York time) as the respective record dates for determining the shareholders and holders of the Company’s American depositary shares (“ADSs”) entitled to receive notice of and attend the AGM or any adjournment or postponement thereof. No proposal will be submitted for shareholder approval at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at ir.autohome.com.cn, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report), or by writing to Investor Relations Department, Autohome Inc., 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China, or by email to ir@autohome.com.cn.

By Order of the Board of Directors,
Autohome Inc.

/s/ Quan Long
Quan Long
Chairman of the Board and Chief Executive Officer

Beijing, China

May 31, 2022